UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MariaDB plc

(Name of Issuer)

Ordinary Shares, $0.01 nominal value per share

(Title of Class of Securities)

G5920M100

(CUSIP Number)

Murat Akuyev, General Counsel	Kevin Sullivan
Runa Capital, Inc.	Heidi Steele
459 Hamilton Ave, Ste. 306	McDermott Will & Emery LLP
Palo Alto, CA 94301	444 West Lake Street, Suite 4000
646.629.9838	Chicago, IL 60606
312.371.2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,557,043
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,557,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,705,445 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), outstanding as of August 31, 2023, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2023.

CUSIP No. G5920M100	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital II (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,557,043
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,557,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Cayman Islands exempted company)

[1]	Based on 67,705,445 Ordinary Shares outstanding as of August 31, 2023, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2023.

CUSIP No. G5920M100	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	1,992,618
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
1,992,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,992,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,705,445 Ordinary Shares outstanding as of August 31, 2023, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2023.

CUSIP No. G5920M100	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Opportunity I (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,711,969
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,711,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,711,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Cayman Islands exempted company)

[1]	Based on 67,705,445 Ordinary Shares outstanding as of August 31, 2023, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2023.

CUSIP No. G5920M100	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Ventures I Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	719,351
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
719,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

719,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Bermuda company)

[1]	Based on 67,705,445 Ordinary Shares outstanding as of August 31, 2023, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2023.

CUSIP No. G5920M100	Page 7 of 9 Pages

Item 1. Security and Issuer

This Amendment No. 3 (the “Amendment”) hereby amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 12, 2023 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons with the SEC on September 18, 2023 (the “Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons with the SEC on September 21, 2023 (“Amendment No. 2” , and together with the Amendment and Amendment No. 1, the “Schedule 13D”). The Amendment relates to the ordinary shares (the “Ordinary Shares”) of MariaDB plc (the “Issuer” or the “Company”). The address of the Issuer is 699 Veterans Blvd., Redwood City, CA 94063 and its jurisdiction of incorporation is Ireland. The Reporting Persons previously reported their beneficial ownership of Ordinary Shares on a Schedule 13G filed with the Securities and Exchange Commission on February 7, 2023. The Reporting Persons have filed this Schedule 13D to provide the flexibility to potentially engage in the future in one or more of the activities described below in Item 4. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended to add the following:

On September 24, 2023, in connection with the Reporting Person’s proposal to acquire, together with the Reporting Persons’ investment affiliates, 100% of the issued share capital of the Company not already owned by the Reporting Persons, at a price of US$0.56 per share (the “Possible Offer”), the Reporting Persons delivered a commitment letter to the Issuer (the “Commitment Letter”) pursuant to which Runa Capital Fund II, L.P., represented by its general partner Runa Capital II (GP) (the “Fund”), committed to provide up to $20.0 million to the Company in exchange for senior secured notes (the “Notes”) of the Issuer (the “Commitment”), subject to the terms and conditions set forth in the Commitment Letter. The Commitment requires that the provided funds be used solely to fund amounts that are due and payable and required to be paid by the Issuer to European Investment Bank (“EIB”) under the term loan tranche issued to the Issuer in 2019 (the “Term Loan”). The Fund’s obligation to fund the Commitment shall be subject to (i) the Company’s good faith and active engagement with the Reporting Persons with respect to the proposal made in the letter dated September 14, 2023 from the Reporting Persons to the Board of Directors of the Company, (ii) a written demand from EIB for payment by the Company under the Term Loan, (iii) EIB’s unconditional written consent to the issuance of the Notes, and (iv) the execution of documentation for the issuance of the Notes that is reasonably satisfactory the Fund.

The foregoing description of the Commitment Letter is qualified in its entirety by reference to the full text of the Commitment Letter, a copy of which is attached hereto as Exhibit 99.5 to this Amendment and is incorporated herein by reference.

 There can be no assurance that a definitive agreement with respect to the Possible Offer will be executed or, if executed, whether any transaction with respect to the Possible Offer will be consummated. There is also no certainty as to whether, or when, the Issuer may respond to the Possible Offer, or as to the timetable for execution of any definitive agreement. Neither the Offer nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities under U.S. securities laws.

The Reporting Person may, directly or indirectly, take such additional steps as they may deem appropriate to further the Possible Offer.

The Reporting Persons and their respective representatives may engage, from time to time, in discussions with the Issuer’s management and/or the Issuer’s board of directors of (the “Board”), including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, financings, status of projects, market positioning and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and may engage and/or intend to engage, from time to time, in discussions with other current or prospective holders of Ordinary Shares and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Ordinary Shares or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), shareholders, providers of letters of credit and surety bonds, operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer, including in connection with an acquisition or other strategic transaction involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. These discussions may encompass a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, financings, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including the sale of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets or a business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other shareholders of the Issuer), and any regulatory or legal filings, clearances, approvals or waivers, or Issuer or Board consents, relating to the foregoing. The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others. The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

CUSIP No. G5920M100	Page 8 of 9 Pages

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, including taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them, including through refinancing such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt or equity financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries or their assets and one or more of the Reporting Persons and/or their affiliates and/or portfolio companies and/or other shareholders of the Issuer, including transactions involving a take-private transaction of the Issuer or acquisition by the Issuer or its subsidiaries of all or a portion of the securities or assets of a portfolio company of the Reporting Persons and/or their affiliates, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire additional Securities, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, and in light of their ongoing evaluation of numerous factors, including, among other things, the price levels of the Ordinary Shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, Reporting Persons’ need for liquidity, and other future developments.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following:

The information set forth in Item 4 is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

99.1	Joint Filing Agreement (previously filed with the Original Schedule 13D)
99.2	Letter to the Issuer dated September 7, 2023 (previously filed with the Original Schedule 13D)
99.3	Statement Under Irish Takeover Rules Regarding Possible Offer for MariaDB plc (previously filed with the Amendment No. 1 to Schedule 13D)
99.4	Letter to the Issuer dated September 20, 2023 (previously filed with Amendment No. 2)
99.5	Commitment Letter, dated September 22, 2023, by and between Runa Capital Fund II, L.P., represented by its general partner Runa Capital II (GP), and MariaDB plc

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct.

September 25, 2023

Runa Capital Fund II, L.P.

By: Runa Capital II (GP)
(General Partner)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Capital II (GP)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Capital Opportunity Fund I, L.P.

By: Runa Capital Opportunity I (GP)
(General Partner)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Capital Opportunity I (GP)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Ventures I Limited

By: Runa Capital Opportunity I (GP)
(Managing Shareholder)

	By:	/s/ Gary Carr
	Name:	Gary Carr